UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

NUVATION BIO INC.

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

67080N 101

(CUSIP Number)

David Hung, M.D.

c/o Nuvation Bio Inc.

1500 Broadway, Suite 1401

New York, NY 10036

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 10, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67080N 101

1.	Names of Reporting Persons. David Hung, M.D.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 59,645,012
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 59,645,012
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 59,645,012
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 27.4%(1)
14.	Type of Reporting Person (See Instructions) IN

[1]

This percentage is calculated based upon 216,650,055 shares of Class A common stock and 1,000,0000 shares of Class B common stock outstanding as of February 10, 2021, as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on February 12, 2021.

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Item 1. Security and Issuer

(a)	This statement on Schedule 13D relates to the Class A common stock, par value $0.0001 per share (“Class A Common Stock”), of Nuvation Bio Inc., a Delaware corporation (the “Issuer”).

(b)	The principal executive offices of the Issuer are located at 1500 Broadway, Suite 1401, New York, NY 10036.

Item 2. Identity and Background

(a)	David Hung, M.D.

(b)	The business address of the Reporting Person is c/o Nuvation Bio Inc., 1500 Broadway, Suite 1401, New York, NY 10036.

(c)	The Reporting Person is the Chief Executive Officer and Chairman of the Board of Directors of the Issuer.

(d)	During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in such person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States.

Item 3.

On February 10, 2021, the Reporting Person acquired 57,645,012 shares of Class B Common Stock (the “Merger Shares”) pursuant to the Business Combination Agreement and Plan of Reorganization (the “Business Combination Agreement”) dated October 20, 2020, by and among Panacea Acquisition Corporation, a Delaware corporation (“Panacea”), Panacea Merger Subsidiary Corp., a Delaware corporation and wholly-owned subsidiary of Panacea (“Merger Sub”) and Nuvation Bio Inc., a Delaware corporation (“Legacy Nuvation Bio”), pursuant to which Legacy Nuvation Bio merged with and into Merger Sub, with Legacy Nuvation Bio surviving the merger and becoming a wholly-owned subsidiary of Panacea (such transactions contemplated by the Business Combination Agreement, the “Business Combination”). On February 10, 2021 (the “Closing Date”), Legacy Nuvation Bio changed its name to Nuvation Bio Operating Company, Inc. and Novus changed its name to Nuvation Bio Inc. The Merger Shares were issued to the Reporting Person on the Closing Date, upon the consummation of the Business Combination in respect of the Reporting Person’s existing founder’s shares of Legacy Nuvation Bio.

On February 10, 2021, the Reporting Person voluntarily converted 56,645,012 shares of Class B Common Stock into an equal number of shares of Class A Common Stock.

On February 10, 2021, the Reporting Person purchased an aggregate of 2,000,000 shares of Class A Common Stock, for a purchase price of $10.00 per share and an aggregate purchase price of $20.0 million. Please see “Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer – PIPE Subscription Agreement” below for further information.

Item 4.

The Reporting Person has acquired, and holds, the shares of Class A Common Stock and Class B Common Stock reported herein for investment purposes. The Reporting Person may acquire additional securities of the Issuer, depending on market indicators and the business performance of the Issuer, but does not currently plan to purchase a number of shares that would result in a substantial change in the beneficial ownership of the Reporting Person or his ability to influence control of the Issuer.

Other than as described above, and except that the Reporting Person may, from time to time or at any time, subject to market conditions and other factors, purchase additional shares of Class A Common Stock in the open market, in privately negotiated transactions or otherwise, or sell at any time all or a portion of the shares of Class A Common Stock now owned or hereafter acquired by him to one or more purchasers or pursuant to a trading plan adopted pursuant to Rule 10b5-1 of the Exchange Act as of the date of this Schedule 13D, the Reporting Person does not have any present plans which relate to or would result in:

(i)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

CUSIP No. 67080N 101

(ii)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(iii)	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(iv)	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(v)	any material change in the present capitalization or dividend policy of the Issuer;

(vi)

any other material change in the Issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(vii)	changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(viii)

causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(ix)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(x)	any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a)

The Reporting Person beneficially owns 58,645,012 shares of Class A Common Stock of the Issuer and 1,000,000 shares of Class B Common Stock of the Issuer, which represents 27.1% of the Issuer’s Class A Common Stock and 100% of the Issuer’s Class B Common Stock, respectively, outstanding as of February 10, 2021, based on 216,650,055 shares of the Issuer’s Class A Common Stock and 1,000,000 shares of Class B Common Stock outstanding as reported the Issuer’s Current Report on Form 8-K filed with the SEC on February 12, 2021.

(b)	The Reporting Person has sole power to vote or direct the vote, and dispose or direct the disposition, of all of the shares of Common Stock that he beneficially holds.

(c)	Except as described in this Schedule 13D, the Reporting Person has not engaged in any transactions in the Issuer’s Common Stock in the past sixty days.

(d)

To the knowledge of the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Person.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Stock Restriction Agreement

In June 2019, Legacy Nuvation Bio entered into a Stock Restriction Agreement with Dr. Hung pursuant to which Dr. Hung granted Legacy Nuvation Bio (a) a repurchase right, lapsing ratably over 36 months, with respect to 66% of his shares of Legacy Nuvation Bio’s common stock, and (b) a cancellation right entitling Legacy Nuvation Bio to cancel, without consideration, a number of his shares of Legacy Nuvation Bio’s common stock equal to the number of shares, if any, that Legacy Nuvation Bio becomes obligated to issue pursuant to the Asset Acquisition Agreement entered into between Legacy Nuvation Bio, Dr. Hung and GiraFpharma LLC. The terms of the Stock Restriction Agreement will remain after the Business Combination is consummated.

CUSIP No. 67080N 101

PIPE Subscription Agreement

In October 2020, in connection with the execution of the Business Combination Agreement, Panacea entered into a Subscription Agreements with Dr. Hung, pursuant to which Dr. Hung agreed to purchase, and Panacea agreed to sell the Dr. Hung, an aggregate of 2,000,000 shares of Class A Common Stock, for a purchase price of $10.00 per share and an aggregate purchase price of $20.0 million.

Lock-Up Agreement

On October 20, 2020, certain stockholders of the Issuer, including the Reporting Person, each entered into lock-up agreements (each, a “Lock-up Agreement”) pursuant to which each party to an agreement agreed that it will not, without the prior written consent of Panacea, during the period commencing on the closing date of the merger and ending on the date that is 180 days after the closing date (i) lend, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Panacea Class A common stock, or any securities convertible into or exercisable or exchangeable for Panacea Class A common stock or issued or issuable to such party held by it immediately after the effective time (collectively, the “Stockholder Lock-Up Shares”) or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Stockholder Lock-Up Shares. Notwithstanding the foregoing, if the closing price of the Panacea Class A common stock equals or exceeds $12.00 per share (as adjusted for share splits, share capitalizations, reorganizations, recapitalizations and the like) for any twenty trading days within any thirty-trading day period commencing at least 150 days after the closing date of the merger, then each party’s Stockholder Lock-Up Shares (which, for purposes of holders of options, shall only include options that have vested as of such date) will be automatically released from the lock-up restrictions as of the last day of such thirty-trading day period. The lock-up restrictions contain customary exceptions, including for estate planning transfers, affiliates transfers, and transfers upon death or by will.

Registration Rights Agreement

On February 10, 2021, certain stockholders of Legacy Nuvation Bio and the Issuer, including the Reporting Person (together, the “Reg Rights Holders”), entered into the Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which the Issuer agreed that, within 30 calendar days after the Closing Date, the Issuer will file with the SEC (at the Issuer’s sole cost and expense) a registration statement registering the resale of certain securities held by or issuable to the Reg Rights Holders (the “Resale Registration Statement”), and the Issuer shall use commercially reasonable efforts to have the Resale Registration Statement declared effective as soon as practicable after the filing thereof. In certain circumstances, the New Holders (as defined in the Registration Rights Agreement) can demand up to three underwritten offerings, and all of the Reg Rights Holders will be entitled to piggyback registration rights.

The foregoing descriptions of the Stock Restriction Agreement, Lock-up Agreement and Registration Rights Agreement do not purport to be complete, and are qualified in their entirety by reference to the text of such agreements (or the forms thereof). Such agreements (or the forms thereof) are attached hereto as exhibits and are incorporated by reference herein. Other than as described in this Schedule 13D, to the knowledge of the Reporting Person, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits

	Description	Incorporated by Reference
		Schedule / Form	File No.	Exhibit	Filing Date

A.	Stock Restriction Agreement	S-4	333-250036	10.21	11/12/2020

B.	Form of Lock-up Agreement	8-K	001-39351	10.19	2/12/21

C.	Form of PIPE Subscription Agreement	8-K	001-39351	10.1	2/12/21

D.	Amended and Restated Registration Rights Agreement, dated February 10, 2021, by and among the Issuer and certain stockholders of the Issuer	8-K	001-39351	10.12	2/12/21

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E.	Asset Acquisition Agreement, dated January 21, 2019, by and among RePharmation, Inc., GIRAFPHARMA LLC and David Hung, M.D.	S-4	333-250036	10.19	12/18/20

CUSIP No. 67080N 101

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 18, 2021

/S/ DAVID HUNG, M.D.
David Hung, M.D.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001)